Derico & Associates, P.C. 77 West Washington Street, Suite 500 Chicago, IL 60602

June 25, 2010

VIA EDGAR AND FACSIMLE

Division Of Corporate Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Evan S. Jacobson , Esq.

Re:	Life Quotes, Inc.

Schedule TO-T/13E-3 filed on June 10, 2010

Filed by LQ Acquisition, Inc. (the “Company”)

File No. 005-56673

Ladies and Gentlemen:

On behalf of the Company, set forth below are the comments contained in your June 18, 2010 letter with respect to the above-captioned filing, together with the responses of the Company to each comment. For your convenience, the numbered responses correspond to the numbered comments in your letter. We have included each comment in italics and each response in regular font below. We are also filing an amended Schedule TO-T/13E-3 (the “Amended Schedule TO”) today.

General

1.	We note that the Life Quotes special committee unanimously recommended, on behalf of Life Quotes, that the stockholders of Life Quotes accept the Tender Offer and tender their shares of common stock pursuant to the tender offer. As such, Life Quotes is considered to be engaged in the going private transaction. For guidance, refer to Question 101.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3. Please advise Life Quotes to file a Schedule 13e-3. In addition, because Life Quotes is loaning $19 million to LQ Acquisition to fund the lender offer, it appears that Life Quotes is a bidder that needs to file a Schedule TO. For guidance, refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please advise Life Quotes to file a Schedule TO-I.

ANSWER:

We have advised Life Quotes to file a Schedule TO-I and a Schedule 13e-3.

2.	By virtue of his interest in LQ Acquisition, it appears that Robert S. Bland is an affiliate engaged in the going private transaction and a bidder in the tender offer. Mr. Bland may satisfy his filing obligation by making a joint filing with LQ Acquisition that contains both of their signatures and required disclosures. For guidance, refer to Question 101.02 and Interpretive Response 201.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3 and Section II.D.2. of the Current Issues Outline. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3 and Schedule TO-T. For example, but without limitation, include a. statement as to whether Mr. Bland believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

ANSWER:

The Amended Schedule TO includes Mr. Bland as a joint filer with LQ Acquisition. We have also included as appropriate the filing and disclosure requirements. He will also comply with the dissemination requirements. We have, for example, included a statement as to whether Mr. Bland believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors.

3.	Mr. Bland’s Schedule 13D was most recently amended on August 18, 2004. Mr. Bland must file an amended Schedule 13D that updates, without limitation, Item 4. See Exchange Act Rule 13d-2. In addition, we note LQ Acquisition’s share tender agreements with Zions Bancorporation and William and Susan Thoms dated June 4, 2010, and June 7, 2010, respectively. It appears that you have formed a group with these entities, as defined in Exchange Act Rule 13d.5(b). Please tell us why this group has not filed a joint Schedule 13D under Rule 13d-l(k)(I). Alternatively, please advise the security holders that they may file separate amendments to their individual Schedules 13D, which would also satisfy the group’s reporting obligation pursuant to Rule 13d1(k)(2). For guidance, refer to Question 104.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

ANSWER:

Mr. Bland filed an amended Schedule 13D on June 23, 2010. We respectively deny that a group has been formed under Exchange Act Rule 13d.5(b). However we have advised both Zions and the Thoms to file amended Schedules 13D. Mr. Thoms, filed an amended Schedule 13D on June 23, 2010.

Schedule TO-T

4.	EDGAR does not reflect the receipt of a Schedule 13E-3 for the going private transaction. Checking the going private transaction box on Schedule TO-T does not obviate the need to property identify the filing with appropriate header tags. The filing persons must file a Schedule 13E·and Schedule TO-T/A as soon as possible.

ANSWER:

We have filed a Schedule 13E and a Schedule TO-T/A.

5.	Each item in Schedules TO and 13E-3 must be answered; if the item is inapplicable, or the answer is in the negative. so state. See General Instructions E to Schedules TO and 13e-3. In addition, your responses to the items of Schedules should reflect the correct sections of the offer to purchase that contain the required disclosures. See General Instruction F to Schedule TO and General Instruction G to Schedule 13e-3. In addition, it does not appear that you have provided disclosure responsive to Items I007(b), 1012(d), and 1015(b)(3) of Regulation M-A. Please revise.

ANSWER:

We will revise the Schedules TO and 13E-3 to include specific cross references. We have also noted where the disclosure to Items 1007(b), 1012(d) and 1015(b)(3) of Regulation M-A.

Exhibit 99(A)(1): Offer to Purchase

Introduction page 7

6.	This section is mostly duplicative of the disclosure in the Summary Term Sheet and the Special Factors section. In addition, the Special Factors section should appear immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii). Please delete this section and move any material non-duplicative disclosure from this section to the Summary Term Sheet or Special Factors section, as appropriate.

ANSWER:

We have amended this section of the Offer to Purchase to remove the duplicative materials and moved the material non-duplicative disclosure from this section to the Summary Term Sheet or Special Factors section as appropriate.

7.	We note your statement on page 8 that you do not assume any responsibility for the accuracy or completeness of the information concerning LQ contained in such documents and records or for any failure by LQ to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to you. To extent that you retain this disclaimer, revise to clarify that such information must be reasonably unknown to you.

ANSWER:

We have revised the disclaimer to clarify that any such information must be reasonably unknown to us.

Special Factors, page 9

Background of This Offer, page 9

8.	Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. In addition, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3. In this regard, we note that at the April 13, 2009 board meeting. the board reviewed a third party valuation analysis and that on October 9, 2009 the board received a fairness opinion from Raymond James.

ANSWER:

We have revised the Background section to note as appropriate each contact, the substance of the discussions and advisors, counsel and management at each meeting. We have also summarized and filed as exhibits copies of the reports previously noted, including the third party valuation analysis and Raymond James October 2009 report.

9.	We note your disclosure on page 13 that after receiving the offer letter from LQ Acquisition. the Board then established the Special Committee consisting entirely of “disinterested” directors to evaluate the tender offer. Please discuss what the Board considered in determining whether a director was disinterested.

ANSWER:

We have amended the disclosure to note that the Board considered the Nasdaq independence standards in determining if a director was disinterested. See Nasdaq Rule 4200(a)(15). Further in considering whether or not a director was disinterested, the Board considered several additional factors. The Board considered i) whether the director would be an owner in Life Quotes Acquisition after the transaction, ii) the number of shares and options the director currently held in Life Quotes, iii) whether the director had any positions of employment in the Company, and iv) other potential conflicts of interests. The Special Committee consisted of three directors who were not employed by Life Quotes, would not have a financial interest in Life Quotes after the transaction, and held few, if any, shares and options in Life Quotes.

10.	Please revise the discussion of the decision to reject the offer from Party B in June 2010 so that investors may understand the reasons for rejecting this alternative transaction. Refer to Item 1013(b) of Regulation M-A.

ANSWER:

We have revised this section to note among other things that Special Committee’s reasons for rejecting Party B’s proposal were the contingent nature of the Party B offer and certainty to closing with the LQ Acquisition proposal.

Position of LQ Acquisition Inc. Regarding the Fairness of the Offer, page 14

11.	We note that LQ Acquisition believes the offer is fair to the unaffiliated shareholders of LQ Acquisition, rather than the issuer. Please revise your disclosure so that each filing person states whether the Rule 13e-3 transaction is fair to each group of unaffiliated security holders of LQ: (i) those unaffiliated security holders who receive cash, and (ii) those unaffiliated security holders who will continue to hold common stock. Refer 10 Item 1014(a) of Regulation M-A and Q&A No. 19 in Exchange Act Release 17719 (April 13, 1981).

ANSWER:

We have revised the disclosure accordingly.

Factors Supportive of Our Fairness Determination, page 14

12.	Please revise the first bullet to further describe how the premium was comparable to the premiums offered in prior acquisitions of a minority interest.

ANSWER:

We have revised this section to note that the premium before announcement was comparable to other premiums in other acquisitions based on the Raymond James report.

Factors Not Considered, page 16

13.	We note your statement on page 16 that you did not separately consider the liquidation value of the company in determining the fairness of the merger to your stockholders because the company continues to be viable as a going concern and you have no plans to liquidate the company. Discuss whether you considered the possibility that the aggregate value of the individual assets may be worth more than the value of the business. If not, then please explain why. Further, please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation value. In addition please address going concern value. See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

ANSWER:

We have reviewed the Answer 20 in Exchange Act Release No. 34-17719. We have revised the disclosure to make it a more complete discussion of why certain factors were not considered. We noted that we did not consider the possibility that the aggregate value of the individual assets may be worth more than the value of the business as a whole. Further we did not believe that a liquidation value was as relevant due to difficult nature in liquidating a company like this one. We also added disclosure on going concern value.

Opinion of Raymond James, page 17

14.	We note your statement on page 17 that the summary of the opinion of RJ set forth in the document is “qualified in its entirety by reference to the full text of such opinion,” and the similar statement on page 27 regarding your summary of appraisal rights. In addition, the first paragraph on page 19 states that the summary “does not purport to be a complete description of the analyses or data presented by RJ.” While you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions.

ANSWER:

We have amended the disclosure to note the summary completely describes all material provisions.

15.	We note that you paid Raymond James a fee of $150,000 upon delivery of its opinion. Please also quantify the fees for advisory services during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

ANSWER:

We have included all fees paid to Raymond James and other advisory services for the last two years. Also, we have amended the disclosure to include a report that Matt Friesl provided to Life Quotes in 2009 for which Life Quotes paid Matt Friesl $2,250.

Selected Public Companies Analysis, page 19

16.	Disclose with more specificity the criteria used by Raymond James to determine that the public companies used in this analysis were comparable to the company. In addition, to the extent other companies met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.

ANSWER:

For the selected comparable companies, Raymond James selected public insurance brokers traded on U.S. exchanges with equity market capitalization of less than $10 billion.

17.	The chart on page 20 appears to indicate that the offer price is lower than the range of per share prices implied by the selected public companies analysis. Discuss how the consideration of this analysis by Raymond James impacted its conclusion that the transaction is fair to unaffiliated stockholders.

ANSWER:

In reaching its conclusion, RJ considered the results of this analysis, along with the results of the other analyses RJ performed. RJ believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete and potentially inaccurate view of the process underlying its opinion.

Selected Transaction Analysis, page 21

18.	Please disclose in more detail the criteria used to determine the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

ANSWER:

RJ considered transactions with equity values of $10-$500 million announced since January 2006 where the targets were insurance brokerage companies and where there was sufficient publicly available information to obtain a transaction multiple of revenue.

19.	The chart on page 21 appears to indicate that the offer price is lower than the results of the selected public companies analysis. Discuss how the consideration of this analysis by Raymond James impacted its conclusion that the transaction is fair to unaffiliated

ANSWER:

In reaching its conclusion, RJ considered the results of this analysis, along with the results of the other analyses RJ performed. RJ believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete and potentially inaccurate view of the process underlying its opinion.

Purpose and Structure of the Offer, Our Reasons for the Offer, page 23

20.	Please revise to include a more detailed discussion of the reasons for undertaking the tender offer at this particular time in the issuer’s operating history as opposed to another time. See Item 1013(c) of Regulation M-A.

ANSWER:

We have revised the disclosure to include a more detailed discussion of the reasons for launching a tender offer now as opposed to at another time.

Conduct of LQ’s Business if the Offer Is Not Completed, page 26

21.	We note the discussion in the second bullet point of this section regarding future open market purchases. Note that privately-negotiated or open-market purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help you reach the 90% minimum threshold to be able to accomplish a shortform merger may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect. Please confirm your understanding.

ANSWER:

We confirm our understanding that privately negotiated or open market purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help us reach the 90% minimum threshold to be able to accomplish a short-form merger may be subject to Rule 13e-3 as steps in a series of transactions with a going private effect.

Security Ownership of Certain Beneficial Owners, page 30

22.	Disclose the natural persons with sole or shared voting and/or investment power over the shares held by Zions Bancorporation and Osmium Partners, LLC. See Instruction l to Item 1008(a) of Regulation M-A.

ANSWER:

Based solely upon a review of Schedules 13D, the natural person with sole or shared voting and/or investment power of the shares held by Osmium Partners, LLC is John H. Lewis. Zions Bancorporation does not list any natural person with sole or shared voting and/or investment power of the shares held by them. After making a reasonable inquiry with Zions, they did not identify to us any such natural persons, which is what we have disclosed. Listed below are officers and directors of Zions Bancorporation based upon their Schedule 13D:

DIRECTORS AND EXECUTIVE OFFICERS OF ZIONS BANCORPORATION

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Directors of Zions Bancorporation

Jerry C. Atkin	Chairman, President and Chief Executive Officer, SkyWest Airlines.

R. D. Cash	Former Chairman, President and Chief Executive Officer, Questar Corporation.

Patricia Frobes	Group Senior Vice President for Legal Affairs and Risk Management and General Counsel, The Irvine Company.

Richard H. Madsen	Former Chairman, President and Chief Executive Officer, ZCMI, 1990-2000.

Roger B. Porter	IBM Professor of Business and Government, Harvard University.

Stephen D. Quinn	Retired, former Managing Director and former General Partner of Goldman, Sachs & Co.

Harris H. Simmons	Chairman, President and Chief Executive Officer of Zions Bancorporation.

L.E. Simmons	President, SCF Partners, L.P.

Steven C. Wheelwright	Baker Foundation Professor, Senior Associate Dean, Director of Publications Activities, Harvard Business School.

Shelley Thomas Williams	Retired, former Senior Director of Communications and Public Affairs, Huntsman Cancer Institute.
Non-Director Officers of Zions Bancorporation

Bruce K. Alexander	Executive Vice President of Zions Bancorporation.

A. Scott Anderson	Executive Vice President of Zions Bancorporation.

Doyle L. Arnold	Executive Vice President, Chief Financial Officer and Secretary of Zions Bancorporation.

Nolan Bellon	Senior Vice President and Controller of Zions Bancorporation.

David E. Blackford	Executive Vice President of Zions Bancorporation.

Danne L. Buchanan	Executive Vice President of Zions Bancorporation.

Gerald J. Dent	Executive Vice President of Zions Bancorporation.

Michael DeVico	Executive Vice President of Zions Bancorporation.

George Feiger	Executive Vice President of Zions Bancorporation.

John J. Gisi	Executive Vice President of Zions Bancorporation.

W. David Hemingway	Executive Vice President of Zions Bancorporation.

Clark B. Hinckley	Senior Vice President of Zions Bancorporation.

Thomas E. Laursen	Senior Vice President of Zions Bancorporation.

William E. Martin	Executive Vice President of Zions Bancorporation.

Stanley D. Savage	Executive Vice President of Zions Bancorporation.

Merrill S. Wall	Executive Vice President of Zions Bancorporation.

Terms of the Offer, Expiration Date, page 33

23.	We note your disclosure on page 33 that you will pay for any shares that are validly tendered during a subsequent offering period, if provided, as “promptly as practicable” after any such shares are validly tendered during such subsequent offering period. Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rule 14d-11 (e). In addition, your disclosure in the last paragraph of page 33 and the carryover paragraph on page 34 indicates that any termination, waiver or amendment of the Offer will be followed as “promptly as practicable” by a public announcement thereof. Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rule 14d-3(b)(1) and 14d-4(d)(l).

ANSWER:

We have revised the disclosure accordingly and conformed the language to the Exchange Act rules.

24.	We note the representation that you may assert the conditions in your sole discretion regardless of the circumstances. Please revise the disclosure to specify that the offer can only be terminated pursuant to an enumerated condition. Make a similar revision to your disclosure in the first paragraph on page 46.

ANSWER:

We have revised the disclosure accordingly in each instance.

Acceptance for Payment and Payment for Shares, page 34

25.	We note your statement on page 35 and in the letter of transmittal that you reserve the right to transfer or assign the right to purchase shares in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

ANSWER:

We confirm our understanding that any entity to which we assign the right to purchase shares in this offer must be included as a bidder in this offer. We also confirm that adding additional bidders may require us to disseminate additional offer materials and to extend the term of the offer.

Procedures for Tendering Shares, page 35

Determination of Validity, page 37

26.	Explain to us the purpose of the language that any determination by you as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares “will be final and binding on all parties.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

ANSWER:

We have revised the disclosure accordingly.

Summary of Certain Material United States Federal Income Tax Considerations, page 38

27.	Please move this section to the Special Factors section in the front of the offering document. See Rule l3e-3(e)(I)(ii). (n addition, all material federal income tax consequences must be discussed. Revise the heading and first sentence to remove the qualifying language indicating that you are only discussing “certain” material federal income tax consequences of the offer. Discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, the company and its affiliates. See Item 1013(d) of Regulation M-A. Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

ANSWER:

We have revised the disclosure accordingly. Affiliates will be able to take advantage of any net operating loss carryforwards but will be severely restricted in reducing net income, if any (limited to about $200,000) each year. As a result this did not materially impact the decision to structure the transaction in this manner.

Certain Information Concerning LQ, page 40

28.	We note that you have incorporated the company’s financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise your offering document to include all of this information.

ANSWER:

We have revised the disclosure to include all of the summarized financial information.

Conditions to the Offer, page 45

29.	We note that the offer is conditioned on the tender of 90% of the outstanding shares. Please note that if you waive a material offer condition, such as the minimum tender condition, five business days must remain in the offer and the offer document must be amended to disclose the change. Please confirm your understanding.

ANSWER:

We confirm our understanding that if we waive a material offer condition, five business days must remain in the offer and the offer document must be amended to disclose the change.

30.	We note that the offer is subject to a financing condition. Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed. when the offer becomes fully financed. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos., 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

ANSWER:

We confirm that we will disseminate the disclosure of this financing change in a manner reasonably calculated to inform security holders as required by Rule 14d4(d). In addition, we confirm that five business days will remain in the offer following disclosure of the financing change or that we will extend the offer so that at least five business days remain in the offer.

31.	You state in the last sentence of the first paragraph on page 46 that your failure at any time to exercise your rights under such conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. As bidders, the filing persons have the right to waive any listed offer condition. However, if a condition is triggered, the bidders may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to shareholders. Please confirm your understanding on both points in your response letter.

ANSWER:

We confirm our understanding on both points identified above.

32.	In addition, if an event triggers a listed offer condition. and the bidders determine to proceed with the offer anyway. they have waived the offer condition. See our comment above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

ANSWER:

We confirm our understanding as stated above.

Exhibit 99(c)(1)

33.

Please remove the statement on page 2 that the Raymond James presentation is provided “solely for the use of the Board of Directors and the Special Committee … ,” as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Raymond James’ belief that shareholders cannot rely upon the report to support any claims against Raymond James arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Raymond James).

Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Raymond James would have no effect on the rights and responsibilities of either Raymond James or your board of directors under the federal securities laws.

ANSWER:

We have deleted the identified language on page 2 and elsewhere with respect to the opinion.

*      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please do not hesitate to contact the undersigned.

Respectfully yours, Gaspare Ruggirello

DJK:dn

cc:	Ms. Peggy Kim, SEC Special Counsel

Phil Perillo, Life Quotes, Inc.

David J. Kaufman, Duane Morris LLP